Exhibit 1.2

July 22, 2014

Special Committee of the Board of Directors

Bell Aliant Inc.

1505 Barrington Street

Halifax, NS, B3J 2W3

To the Members of the Special Committee of the Board:

Scotia Capital Inc. (“Scotia Capital”) understands that BCE Inc. (“BCE” or the “Acquirer”) will offer to purchase all of the issued and outstanding common shares (the “Common Shares”) of Bell Aliant Inc. (“Bell Aliant” or the “Company”) that it does not currently own (the “Transaction”) for consideration of (i) $31.00 in cash; (ii) 0.6371 of a BCE common share; or (iii) $7.75 in cash and 0.4778 of a BCE common share for each Common Share (collectively, the “Consideration”), upon the terms and subject to the conditions set forth in the agreement between Bell Aliant and BCE dated July 22, 2014 (the “Support Agreement”). We also understand that, pursuant to the Support Agreement, BCE will offer to acquire all of the issued and outstanding Cumulative 5-Year Rate Reset Preferred Shares, Series A, the Cumulative 5-Year Rate Reset Preferred Shares, Series C, and the Cumulative 5-Year Rate Reset Preferred Shares, Series E (collectively, the “Preferred Shares”) of Bell Aliant Preferred Equity Inc. (“Prefco”) a wholly owned entity of Bell Aliant, by offering the holders of the Preferred Shares newly issued BCE preferred shares with the same financial terms as the Preferred Shares (the “Preferred Shares Offer”). The above description is summary in nature. The specific terms and conditions of the Support Agreement relating to the proposed transaction are to be more fully described in the offer to purchase and take-over bid circular of the Acquirer and in the directors’ circular, which will be mailed to the shareholders of the Company (collectively, the “Disclosure Documents”).

Background and Engagement of Scotia Capital

Scotia Capital was first contacted with regard to a privatization transaction involving BCE and the Company in August 2012. Scotia Capital was retained by a special committee of the Board of Directors of the Company on August 23, 2012 pursuant to an engagement letter (the “Engagement Agreement”) to perform customary financial advisory and investment banking services in connection with such a transaction and, if requested, to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Common Shares (other than BCE and its affiliates).

Under the terms of the Engagement Agreement, the Special Committee of the Board of Directors of the Company formed to consider the Transaction contacted Scotia Capital in June 2014 to perform customary financial advisory and investment banking services in connection with the Transaction and were requested to provide an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Common Shares (other than BCE and its affiliates).

The terms of the Engagement Agreement provide that Scotia Capital will be paid a fee for its services, part of which was payable upon signing of the Engagement Agreement, and part of which is conditional on completion of the Transaction or certain other events. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Additionally, in connection with the Preferred Shares Offer, Scotia Capital was retained by the Special Committee of the Board of Directors of Prefco on July 21, 2014 pursuant to an engagement letter (the “Prefco Engagement Agreement”) to provide an opinion as to whether the consideration offered pursuant to the Preferred Shares Offer is fair, from a financial point of view, to the holders of each class of the Preferred Shares (the “Preferred Shares Opinion”). The terms of the Prefco Engagement Agreement provide that Scotia Capital is to be paid an opinion fee upon delivery of the Preferred Shares Opinion. The Preferred Shares Opinion will be provided to the Special Committee of the Board of Directors of Prefco to be included in the disclosure document to be mailed to the holders of the Preferred Shares in connection with the Preferred Shares Offer.

The Special Committee of the Board of Directors has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and neither the Opinion nor the Preferred Shares Opinion should be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion. The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and/or a summary thereof in the Disclosure Documents and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada.

Overview of Bell Aliant

Bell Aliant is one of North America’s largest regional communications service providers, and provides a range of communications, information and entertainment services, including voice, TV, Internet, data, video, wireless, home security and value-added business solutions to customers in the Atlantic provinces as well as in rural and regional areas of Ontario and Quebec. It serves a population of 5.3 million Canadians, and has approximately 2.3 million network access services subscribers and 1.0 million high-speed internet customers. The Company was created by joining Bell Canada’s regional wireline business in Ontario and Quebec, Bell’s majority interest in Bell Nordiq, and the Aliant wireline business in Atlantic Canada. Through FibreOP™, the Company provides services on one of Canada’s most advanced fibre optic networks directly into customers’ homes and businesses.

For the twelve months ended March 31, 2014, Bell Aliant Regional Communications Inc. (“Bell Aliant GP”) had sales of $2,751 million and adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”), calculated as described in Management’s Discussion and Analysis of Bell Aliant GP, for the year ended December 31, 2013, of $1,277 million.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Acquirer or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and the Company, Acquirer or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital is currently co-lead lender to the Company and has in the past provided traditional banking, financial advisory, and investment banking services to the Company and its affiliates, including, in the last 24 months, acting as Bookrunner on the issuance of $230 million of Cumulative 5-Year Rate Reset Preferred Shares, Series E. Scotia Capital is also currently co-lead lender to BCE and has in the past provided, and may in the future provide, traditional banking, financial advisory or investment banking services to BCE or any of its affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Company or its affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its affiliates, or with respect to the Transaction.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)	the draft Support Agreement dated July 22, 2014 between the Acquirer, Bell Aliant, and Prefco;

(b)	annual reports of the Company and Bell Aliant GP for the fiscal years ended 2011-2013;

(c)	the Notice of Annual Meeting of Shareholders and the Management Information Circular of the Company for the fiscal years ended 2011-2013;

(d)	audited financial statements of the Company and Bell Aliant GP for the fiscal years ended 2011-2013;

(e)	annual information forms of the Company and Bell Aliant GP for the fiscal years ended 2011-2013;

(f)	the unaudited quarterly reports of the Company and Bell Aliant GP for the three-month period ended March 31, 2014;

(g)	the prospectuses for each class of the Preferred Shares issued by Prefco;

(h)	the Company’s budget for the fiscal year ending 2014;

(i)	unaudited projected financial and operational information of the Company for the fiscal years ending 2014 through 2017 prepared by management of the Company;

(j)	various financial and operational information and reports regarding the Company prepared by management of the Company;

(k)	various research publications prepared by industry and equity research analysts regarding the Company and other selected entities considered relevant;

(l)	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

(m)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

(n)

representations contained in separate certificates dated July 22, 2014 addressed to Scotia Capital from senior officers of the Company and the Chairman of the Special Committee as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based;

(o)	discussions with senior management of the Company with respect to the information referred to above and other issues deemed relevant;

(p)	discussions with legal counsel to the Special Committee and the Company, with respect to various legal matters relating to the Transaction and other matters considered relevant;

(q)	discussions with senior management of BCE;

(r)	discussions with members of the Special Committee; and

(s)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no prior valuations (as defined for the purposes of Multilateral Instrument 61-101 of the Ontario Securities Commission and the Autorité des marchés financiers of Quebec) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months, other than those which have been provided to Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia Capital by management of the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of the Company and the Chairman of the Special Committee have represented to Scotia Capital in certificates delivered as of July 22, 2014, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to

Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Support Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that the Company will be entitled to fully enforce its rights under the Support Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board of Directors of the Company in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Support Agreement or the form of the Transaction.

Approach to Fairness

In support of the Opinion, Scotia Capital has performed certain analyses on the Company and the Consideration, based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. As part of the analyses and investigations carried out in the preparation of the Opinion, Scotia Capital reviewed and considered the items outlined under “Scope of Review” above. In the context of the Opinion, Scotia Capital has considered the following principal approaches:

(i)	Comparison of results of a discounted cash flow analysis (“DCF Approach”) to the Consideration;

(ii)	Comparison of the valuation multiples implied by the Consideration to the valuation multiples implied by selected precedent transactions (“Precedent Transactions Approach”); and

(iii)

Analysis of other factors including premiums on comparable transactions, views of equity research analysts, and a review of the characteristics of the Consideration and the Common Shares and their issuers (“Other Approaches”).

Scotia Capital also reviewed the market trading multiples of publicly traded North American telecommunications operators. However, given that market trading multiples generally reflect minority discounted value rather than “en bloc” value, Scotia Capital did not rely on this approach.

Discounted Cash Flow Approach

Principal Assumptions

The DCF Approach takes into account the amount, timing and relative certainty of the projected cash flows expected to be generated by the Company, as well as provides an “en bloc” value. This analysis requires that certain assumptions be made regarding, among other things, future cash flows, discount rates, and terminal values.

The DCF Approach employed by Scotia Capital involved the calculation of the enterprise value of the Company by discounting to a present value the unlevered free cash flows (“UFCF”) of the Company expected to be generated between June 30, 2014 and December 31, 2019 as well as a terminal value, determined as at December 31, 2019, such value also having been discounted to a present value. In determining the UFCF, Scotia Capital reviewed management prepared projected financial statements of the Company for the years 2014 to 2017, and extrapolated this forecast for the years 2018 and 2019 based on discussions with management. Scotia Capital also reviewed certain other industry and financial market information. To arrive at an equity value for the Company, Scotia Capital then deducted from this enterprise value the net liabilities of the Company as at May 31, 2014. The projected UFCF of the Company were discounted at the estimated weighted average cost of capital (“WACC”) for the Company, calculated based upon the Company’s after-tax cost of debt and equity and weighted based upon an assumed optimal capital structure for the Company.

A summary of the financial forecast and UFCF used for the DCF analysis is provided below.

(C$ millions)	2014E	2015E	2016E	2017E	2018E	2019E
Revenue	$2,732	$2,755	$2,786	$2,829	$2,858	$2,872
Adjusted EBITDA	$1,253	$1,251	$1,254	$1,263	$1,272	$1,278

Unlevered Cash Taxes	($233)	($189)	($200)	($207)	($214)	($220)
Capital Expenditures	($565)	($426)	($427)	($419)	($414)	($402)
Cash Pension Adjustment	($12)	($13)	($15)	($15)	($15)	($15)
Working Capital Investments	($11)	$16	($8)	$20	$5	$6
Other(1)	($7)	($12)	($7)	($4)	($6)	($6)

Unlevered Free Cash Flow	$426	$627	$597	$637	$627	$641

(1)	Other includes restructuring and other miscellaneous items

Synergies

Bell Aliant management provided to Scotia Capital an estimate of potential synergies that BCE could realize from the acquisition including, but not limited to, benefits arising from revenue enhancement, operating efficiencies, public company cost reductions and potential capex synergies. Scotia Capital considered the value of such potential synergies, net of the one-time costs to achieve these synergies, and this is reflected in the Opinion.

Sensitivity Analysis

As part of the DCF Approach, Scotia Capital did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the above UFCF forecast. Variables sensitized include average price per customer, penetration level of the fibre-to-the-home product, rate of decline of network access services lines, capital spending, synergies, discount rate and terminal growth rate. The results of these sensitivity analyses are reflected in our Opinion.

Discount Rates

The projected UFCF of the Company were discounted to calculate an enterprise value in current Canadian dollars at the estimated weighted average cost of capital for the Company. The WACC was calculated based upon the Company’s after-tax cost of debt, equity and preferred equity and weighted based upon an assumed optimal capital structure for the Company. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies and the risks inherent in Bell Aliant’s business and the wireline telecom industry. Based on this WACC calculation, Scotia capital used a WACC range of 6.75% to 7.25% to discount the projected UFCF and calculate the enterprise value. Scotia Capital believes that this WACC range reflects the risk inherent in Bell Aliant’s business and that this range is representative of those used by financial and industry participants in evaluating businesses of this nature.

Terminal value

Scotia Capital estimated the terminal value at the end of the forecast period by calculating the present value at the selected WACC of the terminal year UFCF growing in perpetuity at 0.0% to 0.75% per year. In selecting the range of growth rates, Scotia Capital took into consideration the outlook for long-term inflation and the growth prospects of the Company beyond the terminal year.

Summary of DCF Approach

Our DCF analysis, including taking into account sensitivity analyses as described above, generates results that are consistent with the Consideration.

Precedent Transactions Approach

Scotia Capital compared the proposed financial terms of the Transaction to corresponding financial terms, to the extent publicly available, of selected transactions in the wireline telecommunications industry. The terms of the selected transactions were reviewed on the basis of comparability of business to Bell Aliant. When considering the Precedent Transactions Approach, Scotia Capital considered enterprise value (“EV”) to last twelve (12) months (“LTM”) EBITDA to be the primary valuation metric. The selected precedent transactions observed by Scotia Capital are summarized below:

Date Announced	Target	Acquiror	EV (in millions)	EV / LTM EBITDA
17-Dec-13	AT&T (Conn. Wireline)	Frontier	US$2,000	4.8x
6-Feb-12	SureWest Comm.	Consolidated Comm.	US$538	6.7x
13-Sep-10	Cavalier	PAETEC Holdings	US$460	5.1x
22-Apr-10	Qwest Comm.	CenturyLink	US$24,317	5.5x
24-Nov-09	Iowa Telecom	Windstream	US$1,009	7.8x
13-May-09	Verizon Ops.	Frontier	US$8,580	4.5x
11-May-09	D&E Comm.	Windstream	US$330	5.2x
17-Apr-07	Amtelecom	Bragg Comm.	US$132	8.2x
11-Oct-06	Bell Nordiq	Bell Aliant	$1,539	8.4x
7-Mar-06	Bell Canada Regional	Bell Aliant	$5,300	8.3x

Average				6.5x
Median				6.1x

Scotia Capital calculated the multiple of EV / LTM EBITDA implied by the Consideration to be received by holders of the Common Shares to be 8.3x, which is consistent with or above selected precedent transactions reviewed by Scotia Capital.

Other Approaches

To support the DCF Approach and Precedent Transactions Approach, Scotia Capital also considered but gave less weight to various other approaches, including a review of the premiums of comparable transactions where controlling strategic shareholders acquired publicly traded minority interests, review of the perspectives of the equity research analyst community on Bell Aliant and on a potential Bell Aliant transaction with BCE, and a review of the Consideration and the Common Shares, examining differences in balance sheet strength, credit quality, dividend payout ratios, dividend yield, capital appreciation potential, and forecasted revenue, EBITDA, and dividend growth of Bell Aliant and BCE. The results of these analyses are reflected in our Opinion.

With respect to the non-cash Consideration that Bell Aliant Common Shareholders may receive under the Offer, Scotia Capital considered a number of factors including but not limited to (i) the liquidity of the BCE Shares; (ii) the size of the market float for BCE Shares; (iii) the market familiarity and profile of BCE Shares; (iv) the number of BCE Shares to be issued in connection with the Transaction; (v) BCE’s public disclosure and discussions with BCE management; and (vi) the market trading multiples of BCE Shares. Based on these analyses Scotia Capital concluded that the value of the non-cash Consideration was consistent with the value of the cash Consideration.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Common Shares (other than BCE and its affiliates) pursuant to the Transaction is fair from a financial point of view to such holders.

Yours very truly,

SCOTIA CAPITAL INC.